-----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 2
                                to Schedule 14D-1
                                    (Final)
                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934


                                ElectroStar, Inc.
                            -------------------------
                            (Name of Subject Company)



                             Tyco International Ltd.
                              T3 Acquisition Corp.
                            -------------------------
                                    (Bidders)



                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of class of securities)



                                    286164108
                     --------------------------------------
                      (CUSIP number of class of securities)

                         Mark H. Swartz, Vice President
                             Tyco International Ltd.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                 (603) 778-9700
                     --------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             Joshua M. Berman, Esq.
                            Kramer, Levin, Naftalis,
                                    & Frankel
                                919 Third Avenue
                            New York, New York 10022
                            Telephone: (212) 715-9100

                                Page 1 of 6 pages

     T3 Acquisition Corp., a Florida corporation (the "Purchaser") and a wholly-owned subsidiary of Tyco International Ltd., a Massachusetts corporation ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated December 5, 1996 (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of ElectroStar, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

Item 10.  Additional Information.

Item 10(f) is hereby amended to add the following:

     "(f) The Offer of the Purchaser to purchase all outstanding Shares of the Company expired at 12:00 midnight, New York City time, on Friday, January 3, 1997. The tendered Shares were accepted by the Purchaser for payment, subject to the terms of the Offer. Tyco issued a press release on January 6, 1997, in which it disclosed that the Depositary had informed it that an aggregate of 7,407,972 Shares, representing approximately 98% of all the outstanding Shares (including Shares subject to guaranteed delivery procedures), were tendered and not withdrawn prior to the Expiration Date."

Item 11.  Material To Be Filed as Exhibits.


(a)(9)  Press release, issued January 6, 1997.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 1997


                                    T3 ACQUISITION CORP.


                                    By:   /s/ Mark H. Swartz
                                          Name:  Mark H. Swartz
                                          Title:  President

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 1997


                                    TYCO INTERNATIONAL LTD.



                                    By:   /s/ Mark H. Swartz
                                          Name: Mark H. Swartz
                                          Title:  Vice President

                                 EXHIBIT INDEX

                                                                    Sequentially
Exhibit                                                               Numbered
Number                        Description                               Page
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(a)(9)              Press release issued on January 6, 1997.              5